121 SW Morrison Street 11th Floor Portland, OR 97204	Main: 503.228.3939 Fax: 503.226.0259 foster.com

Direct Phone: 503.553.3185
jason.powell@foster.com

December 19, 2022

United States Securities and Exchange Commission Division of Corporation Finance and Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Re:	Fundhomes 1, LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed December 1, 2022
File No. 024-11939

Dear Ladies and Gentlemen:

We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement filed December 1, 2022, File No. 024-11939 (“Offering Statement”). We have made changes to the Offering Statement in additional to providing addition information to address your comments in your letter. Please see below for responsive comments to you letter.

Cover Page

1.	Refer to prior comment 1. Please revise the Summary, Risk Factors and where appropriate to clarify the maximum time period during which investor funds could be held pending a closing without being accepted or rejected. In this regard, we note you retain discretion to terminate the offerings including in the event of the Company not raising enough capital prior to the date on which the property purchase is scheduled to close or the termination of the applicable purchase and sale agreement.

Response:	The Company has added additional language in multiple locations of the Offering Statement that it shall accept or reject a subscription within ten (10) calendar days after receipt of an investor’s executed subscription agreement.

SEATTLE	PORTLAND	WASHINGTON, D.C.	NEW YORK	SPOKANE	BEIJING

United States Securities and
Exchange Commission
December 19, 2022
Page 2

Please feel free to contact me if you have any questions at the above contact information.

Sincerely,

FOSTER GARVEY PC

/s/ Jason M. Powell
Jason M. Powell
Principal

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